UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of

February 2012

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JANUARY 30th, 2012

Date, Time and Place: Held on January 30th, 2012, at 2:00PM, at the Company’s headquarters at Alameda Santos, n. º 1.357, 6º floor, in the City and State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the members of the Board of Directors.

Attendance: All Board of Directors’ members in office were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; Antonio Luiz Pizarro Manso (alternate of José Armando de Figueiredo Campos); Julio Cesar Maciel Ramundo and Raul Calfat. Attendees invited: José Écio Pereira da Costa Junior (Chairman of the Fiscal Council) and Samuel de Paula Matos (Coordinator of the Audit and Risks Committee)

Presiding:	José Luciano Duarte Penido – Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal – Secretary

Agenda: (i) Analyze the financial statements of the Company, the respective explanatory notes and the Management Report; (ii) Analyze the allocation of the net profit and the distribution of dividends; (iii) Authorize the sale of certain assets of the Company, in accordance with Article 17 of the Company’s Bylaws; (iv) Review and approve the aggregate annual remuneration of the members of the Board of Directors, Board of Officers, Committees and Fiscal Council of the Company; (v) to approve the dismissal without cause of João Adalberto Elek Junior from the duty of Executive Officer; and (vi) to appoint a new member to the Board of Officers of the Company.

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Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i) Approve the Company’s financial statements, the respective explanatory notes, the Management Report and other statements regarding the fiscal year ended December 31, 2011, taking into account the independent auditors’ opinion issued by PricewaterhouseCoopers and the favorable recommendation of the Audit and Risks Committee, and to submit such documents to the Ordinary Shareholders Meeting.

(ii) Considering the losses for the fiscal year ended in December 31, 2011, there will be no proposal for distribution of dividends.

(iii) Authorize the Board of Officers of the Company, in accordance with Article 17 of the Company’s Bylaws, to:

(a) dispose the asset Fazenda Embu, entirely, with 412 hectares of extension, registered under n. 2206 at the Real Estate Registry Office of Salto do Jacuí, State of Rio Grande do Sul, to the potential buyer Mr. Ernesto Rubens de Amorin Andrade, bearer of the ID nº 8033320063 and registered with the CPF/MF under nº 059.390.460-53, for the minimum amount of R$1,000,000.00 (one million reais), to be negotiated between the parties, prompt payment;

(b) dispose part of the asset Fazenda Sangradouro, in the City of Arroio Grande, district of Santa Izabel do Sul, State of Rio Grande do Sul, consisting of (b1) a fraction of land with 913ha 14A, 37ca of extension, registered under n. 1.207 at the Real Estate Registry Office of Arroio Grande; (b2) a fraction of land, without improvements, with 411ha 11A, 76ca of extension, registered under n 256 at the Real Estate Registry Office of Arroio Grande; and (b3) a fraction of land with 2.055ha 58ª, 80ca of extension, registered under n. 255 at the Real Estate Registry Office of Arroio Grande; to the potential buyer Olaria Ely Ltda; limited liability company, enrolled with CNPJ/MF under n. 91.364.590/0001-64, for the amount of R$13,006,255.50 (thirteen million, six thousand, two hundred fifty five reais and fifty cents), according to the terms to be negotiated between the parties;

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The Board of Officers of the Company, in accordance with its By-laws, is duly authorized to sign all and any documents necessary to execute the resolutions taken above, and to determine the terms and conditions of the disposal of such assets.

(iv) Approve the proposal of the aggregate annual remuneration of the members of the Board of Directors, Board of Officers, Committees and Fiscal Council of the Company, according with the recommendation of the Personnel and Remuneration Committee, and submit such recommendation to the Shareholders Meeting of the Company.

(v) Approve the dismissal, without cause, of Mr. João Adalberto Elek Junior, Brazilian Citizen, divorced, engineer, bearer of ID card RG no. 03524098-5, of IFP-RJ, enrolled with the CPF/MF. under no. 550003047-72, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santos, no. 1.357, 6th floor, Zip Code 01419-908, from the duty of Officer without specific title, and from the duties of Investors’ Relation and Finance Management, to which he was reelected under the terms set forth in the Minutes of the Ordinary Meeting of the Board of Directors held on August 23rd, 2011 and registered with the Trade Board - Junta Comercial do Estado de São Paulo on September 20th, 2011, under no. 379.376/11-8 effective from this date.

(vi) As per the above, the Board of Directors appointed Mr. Guilherme Perboyre Cavalcanti, Brazilian Citizen, married, economist, bearer of ID card RG no. 04834163-0, of IFP-RJ, enrolled with the CPF/MF under no. 010.981.437-10, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santos, no. 1357, 6th floor, Zip Code 01419-908, as Company’s Executive Officer without specific title, exercising the duties of Investors’ Relations and Finance Management. The Officer appointed herein will be in his duty as from February 1st, 2012.

The Officer appointed herein declares, under penalty of law, that he is not involved in any of the crimes established in law that would prevent him from exercising commercial activities, and that he complies with all the requirements as provided in article 1.011 of Law no. 10.406/2002, article 147 of Law no. 6.404/76 and CVM Instruction no. 367/02 for his investiture as member of the Company’s Board of Executive Officers. The Officer will take possession of his respective duty, on February 1st, 2012, upon execution of the Instrument of Appointment as transcribed in the Minutes Book of the Company’s Board of Executive Officers, as well as he will sign the Declaration referred to in CVM Instruction no. 367/02 and the Instrument for Adhesion to the Listing Regulations of the Novo Mercado segment of the BM&FBOVESPA S.A. – Bolsa de Mercadorias, Futuros e Valores.

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Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; Antonio Luiz Pizarro Manso (José Armando de Figueiredo Campos alternate); Julio Cesar Maciel Ramundo; Raul Calfat; and Claudia Elisete Rockenbach Leal – Secretary.

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on January 30th, 2012, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: February 3, 2012	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO